LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
 Orlando, FL 32810

November 16, 2021

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                    Re:  Laser Photonics Corporation
                           Amendment No. 1 to Draft Registration Statement on Form
                           S-1 Submitted September 29, 2021
                           CIK No. 0001807887

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2021, with respect to Amendment No. 1 to the draft registration statement on Form S-1 (CIK No. 0001807887) that was confidentially submitted to the Commission on July 28, 2021 and amended on September 29, 2021 as referenced above (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s registration statement on Form S-1 (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 29. 2021 The Offering, page 8

1.
We note your response to prior comment 8 in which you state that you will not be using any of the proceeds from this offering for debt repayment, and your disclosure in the "Use of Proceeds" section on page 8 that you intend to use the proceeds from this offering for the repayment of outstanding loans. Please revise to make your disclosures on page 8 consistent with the disclosure in your "Use of Proceeds" section on page 35.

Thomas Jones, Esq
November 16, 2021

2.

Response: We have removed the reference on page 8 to using any of the proceeds of this offering for debt repayment.

Our Market Opportunity, page 55

3.
We note your response to prior comment 12. Please revise the disclosure in this section, such as the disclosure about the "Key Growth Drivers and Commentary" on page 57 and the new last full paragraph on page 57 to discuss the material assumption underlying the projections and provide detail about the bases for the projections. In this regard, we note the disclosure about the "Key Growth Drivers and Commentary" on page 57 has not been revised from such disclosure on page 45 of your prior submission.

Response: We have revised our disclosure to remove the projections from the prospectus.

4.
Please ensure that you revise your disclosure in this section to describe projections and assumptions with greater specificity and quantify where practicable. For example, it is unclear how you estimated revenue of $8.8 million for 2021 based on your disclosure in this section and your disclosure about revenue of $3.2 million for the 6 months ended June 30, 2021.

Response: We have revised our disclosure to remove the projections from the prospectus.

Our Product Platforms, page 62

5.
Please ensure that: (1) the information in the classification table on page 63 is legible; and (2) you clarify in the disclosure the meaning of technical terms mentioned in the table that may not be familiar to investors.

Response: We have ensured that the information in the classification table on page 63 is legible and have clarified certain technical terms mentioned in that table.

6.
Please ensure that the disclosure about the classification table is balanced. For example, expand the disclosure that you "introduced the first in the world Industry Specific Laser Blaster Classification table" to disclose when you introduced the table, that, if applicable, the criteria in the table has been determined by you, whether your products meet the criteria, and remove any references which articulate your hopes that others in your industry will use the table to assess performance against the criteria in the table.

Response: We have revised our disclosure regarding the classification table to ensure that the disclosure is balanced, expanded the disclosure to address the points raised in the comment and, to the extent applicable, removed any references about our hopes of others in our industry will use the table to assess performance against the criteria in the table.

Certain Relationships and Related Party Transactions, page 79

Thomas Jones, Esq
November 16, 2021

7.
We note your response to prior comment 16. Please reconcile your disclosure on page 80 that Dimitriy Nikitin is your promoter and that he received $75,218 as cash compensation in that role with your disclosure on page F-18 of your amendment and with the disclosure on pages 58 and 71 of your Form 10-K filed on March 26, 2021 that "Dimitriy Nikitin serves as a member of [y]our Board of Advisors. During the year of 2020 he received $75,218 as cash compensation in that role." Also, tell us, with a view to disclosure when Mr. Nikitin and, if applicable, other individuals served as members of your Board of Advisors.

Response: We do not see the roles of promoter and member of the Board of Advisors as mutually exclusive. As we stated in our disclosure on page 80 of Amendment No. 1 to our Draft Registration Statement, we do not have a formal Board of Advisors. Mr. Nikitin currently is the sole member of our Board of Advisors and remains as a control person of ICT Investments LLC “involved in the launch of an enterprise [Laser Photonics Corp.]” under the terms of SEC Rule 405. The payment of $75,218 that he received in 2020 was formally and for financial statement reporting purposes for his advisor role but that was not to diminish his status as a promoter under SEC Rule 405.

8.
We note your response to prior comment 19. Please disclose the value of shares received by Messrs. Bykov and Tupuola and Ms. Nikitina on December 31, 2020. In addition, please include include [sic] a new section to include disclosure required by Item 506 of Regulation S-K.

Response: We have disclosed the value of shares received by Messrs. Bykov and Tupuola and Ms. Nikitin on December 31, 2020 as $0.18 per share based upon the lower of the discounted cash flow and free equity standard valuation methodologies which are attached for your review as Exhibit A and summarized in our disclosures. Since these shares were transferred by ICT Investments we do not believe that they have any dilutive impact on our net tangible book value under the disclosure requirements of Item 506 of Regulation S-K. We have also addressed the disclosure required by Item 506 of Regulation S-K in our the section entitled “Dilution” starting at page 36 of the prospectus.

9.
We note your response to prior comment 23. Please clearly disclose the relationship between you and Dimitry Nikitin when you purchased assets from ICT in 2019 and 2020. Also, disclose the parties who determined the amount at which the assets were acquired. In addition, include a new section to include the disclosure required by Item 505 of Regulation S-K.

Response: We have disclosed the relationship between Laser Photonics and Dmitriy Nikitin when Laser Photonics purchased assets from ICT Investments, LLC in 2019 and 2020 and the parties who determined the amount at which the assets were acquired. We also have included a new section entitled “Determination of Offering Price” in the "Underwriting" section to include the disclosure required by Item 505 of Regulation S-K regarding the market price of our shares of common stock in light of the absence of an established trading market for the shares of Laser Photonics’ common stock.

Exhibit 23.1, page 97

Thomas Jones, Esq
November 16, 2021

10.
Your response to prior comment 25 indicates that you have revised the auditor’s consent to address our comment, but your current amendment does not appear to include the revised auditor’s consent. Please include the revised and updated consent in your next amendment.

Response: We have provided the revised and updated auditor’s consent.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC
Christopher J. Bellini, Esq., Cozen O’Connor
Seth Popick, Esq., Cozen O’Connor

Encl.

Exhibit A

Stock Price evaluation

Generally, the basis of value can be different depending on the purpose of the valuation being performed. Laser Photonics Corp normally uses more than one approach in order to arrive at a supportable share price valuation range. To perform a stock price evaluation of its portfolio assets the Company is using the practical studies and recommendations published by the leading financial auditing institutions like Ernst & Young and Deloitte.

By comparing the 2 methods used to establish the stock price we are using the smallest of the two.

Method #1 Income approach

The income approach focuses on the income-producing capability of the business or asset. This approach assumes that the value is measured by the present worth of the net economic benefit to be received over the specific EBITDA multiples common for a specific industry. In Photonics industry this value it typically determined as 7-10. The methodology usually adopted is the discounted cash flow methodology (DCF). This approach, and the financial models which are required to support it, are becoming increasingly important given the current focus upon cash metrics in the optimization of capital investments.

A financial model is developed to generate cash flows using input assumptions for capital and operating expenditure, feedstock costs, feed-in tariff or electricity price, governmental policy support, output utilization and taxation. The resulting cash flows are then discounted at a rate which reflects the overall risk of the project. It is critically important that cash flow analysis is underpinned by robust financial models.

Variations of the income approach, including ‘excess earnings’ and ‘relief from royalty’ methods, are commonly used to value stock price to that matter..

Method #2 Free Equity approach

This approach FE relies upon the principle of substitution, which proposes that a prudent investor will pay no more to pay for stock in a business than the cost based on a strait value of Shareholder Equity in the company balance sheet.

While the FE method is an important metric, it does suffer from a significant weakness: it does not reflect the fact that many transactions include portfolios of assets at various stages of their life. That’s why it is practical to use this method in conjunction with other methods as a validation technique for determining the value of a stock.

The table below summarizes the three Stock Price Valuation methods as applied to Laser Photonics Corp.

	Method 1	Method 2
	Income approach	Cost Approach
	DCF Value	Free Equity
Number of Shares Issued and outstanding	26,609,186.00	26,609,186.00
EBITDA	1,219,141.00
EBITDA Multiple	7.00
Free Equity		5,286,620.00

LPC Stock Price Value	0.32	0.20

As of December 31st 2020 LPC Stock was valued by Method #1 at $0.32 and by Method #2 at $0.20. Applying 10% discount to the smallest evaluation between the two Methods we arrive at evaluation of Laser Photonics Stocks as $0.18, which was used as a bases for purchasing ICT Investments assets for Company stocks.